Holly M. Bauer
Direct Dial: (858) 523-5482
holly.bauer@lw.com

November 9, 2007

VIA EDGAR AND FEDERAL EXPRESS
Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Re:	Leap Wireless International, Inc. Proxy Statement on Schedule 14A Filed April 6, 2007 File No. 000-29752
Dear Ms. Krebs:
     On behalf of Leap Wireless International, Inc. (“Leap” or the “Company”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Leap’s responses to the comments in the Staff’s letter of August 21, 2007 regarding the executive compensation and other disclosure in Leap’s Definitive Proxy Statement on Schedule 14A filed on April 6, 2007 (the “2007 Proxy Statement”). For your convenience, each response below corresponds to the numbered comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
     The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the Staff’s letter. Page references in the text of the response correspond to the pages of the 2007 Proxy Statement. Capitalized terms not otherwise defined herein have the meanings given to them in the 2007 Proxy Statement.
Executive Compensation, page 23
Compensation Discussion and Analysis, page 23
1.	Throughout your compensation discussion and analysis, you state that the compensation committee determines various compensation elements based upon apparently individually-tailored considerations, such as “each individual officer’s

November 9, 2007

scope of responsibility within the organization, experience, performance and overall contributions to [y]our company.” Please analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts the committee determined each officer earned for each compensation element for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.
     Response:
     In future filings, the Company will continue to provide and will expand its disclosure of those specific elements of individual performance that are considered by the compensation committee in determining actual compensation received by its executive officers. With respect to the 2007 Proxy Statement, the Company respectfully submits that the disclosure it provided sets forth in detail how individual performance impacts a named executive officer’s total compensation.
     First, the 2007 Proxy Statement describes that the amounts of total compensation to be received by the Company’s named executive officers in a fiscal year depend upon their individual performance. In making this point, under the caption “Compensation Discussion and Analysis—Procedures for Determining Compensation Awards—Compensation Benchmarking,” the Company indicates that:
“We have historically attempted to set base salary, target bonus amounts and long-term equity awards for executives around the 75th percentile compared to Comparable Companies. . . . However, actual compensation may vary based on Leap’s and the individual executive officer’s performance. For example, we seek to award less than the 75th percentile of total compensation when performance expectations are not met, total compensation at or around the 75th percentile when performance expectations are met, and total compensation at or above the 75th percentile when performance expectations are exceeded. Actual pay for each executive officer is determined around this framework, driven by the individual performance of the executive over time, as well as our annual performance in relation to our internally developed financial and operating goals.”
     The extent to which any element of actual compensation may materially deviate from the 75th percentile will depend upon the individual performance of the Company’s officers, which is measured in part against the officer’s pre-determined individual performance goals for the year, as well as a more subjective assessment of the individual’s contributions during the year. Under the caption “Compensation Discussion and Analysis—Procedures for Determining Compensation Awards—Performance Goals,” the Company describes the process of setting these performance expectations as follows:
“In early 2006 each of our executive officers worked with our chief executive officer to establish his or her individual performance goals for the year, based on his or her respective role within the company. These individual performance

November 9, 2007

goals in many instances comprised the bases upon which we sought to achieve our broader 2006 corporate financial and operating goals. For example, individual performance goals established among our named executive officers in 2006 included, among other things, the acquisition and build-out of certain designated wireless spectrum and/or markets, the improvement of our internal control over financial reporting, the retention and expansion of our customer base, the reduction of operating expenses and the refinancing of certain indebtedness.”
     The assessment of the officer’s individual performance will influence the amount of total compensation to be received during the year. For example, individual performance may determine the extent to which an officer is entitled to receive an increase to his or her base salary. As the Company describes under the “Compensation Discussion and Analysis—Elements of Executive Compensation—Base Salary”:
“[E]ach year we determine merit increases to base salary for each executive officer based upon the performance of the executive officer as recommended by our chief executive officer and assessed by the Compensation Committee... [During 2006,] our Compensation Committee increased our chief executive officer’s base salary . . . to recognize his proven ability to successfully manage our rapid growth and to lead the organization to achieve financial and operating success. . . . ”
     In addition to determining the amount of base salaries, individual performance is also relevant in determining the amount of the annual performance bonus to be received by the Company’s executive officers. As the Company indicates under the caption “Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Performance Bonus”:
“Bonuses paid to our named executive officers under the 2006 Bonus Plan were based 75% on Leap’s achievement of corporate performance goals established by the Compensation Committee . . . and 25% on an evaluation of the individual officer’s performance throughout the year.”
For the Company’s chief executive officer, Mr. Hutcheson, the compensation committee determines the portion of his bonus related to individual performance based upon his achievement of performance goals, as well as their subjective assessment of his performance. For those named executive officers other than Mr. Hutcheson, the compensation committee determines the portion of the annual bonus attributable to individual performance based, in part, upon a rating assigned to such individuals by Mr. Hutcheson based upon his assessment of their achievement of performance goals as well as his subjective assessment of their performance.
     In addition, individual performance is also relevant in determining whether an executive should be entitled to receive a discretionary cash bonus. Under the caption “Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Performance Bonus,” the Company describes that:

November 9, 2007

“On occasion, we also pay discretionary cash bonuses to our executive officers, which are generally awarded to recognize exemplary performance. In 2006, our Board authorized the payment of a discretionary bonus to Mr. Hutcheson of $100,000 in recognition of his performance. Mr. Luvisa was awarded a discretionary bonus of $200,000, of which $50,000 was payable in 2006, in recognition of his performance as our acting chief financial officer and as a retention incentive.”
     In light of this disclosure, the Company respectfully submits that the 2007 Proxy Statement sets forth in detail how individual performance impacts a named executive officer’s total compensation and describes the impact of individual performance on total compensation. As indicated above, in future filings the Company will continue to provide and will expand its disclosure of material qualitative and, where applicable, quantitative factors, if any, used in determining individual performance, with an analysis of how individual performance contributed to actual compensation paid in the year being discussed in the filing to the extent such information will provide meaningful disclosure to the Company’s shareholders and would further the goal of providing a concise and clear description of the bonus determination. In particular, to the extent that the compensation received by a named executive officer materially deviates from the 75th percentile of targeted compensation for such officer as a result of his or her performance, the Company will provide further, more specific disclosure to help explain the compensation committee’s rationale for the deviation. However, if disclosure of specific factors would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will not disclose specific factors or targets, but will instead disclose how difficult it would be for the named executive officer or how likely it will be for Leap to achieve the undisclosed factors or targets.
Procedures for Determining Compensation Awards, page 24
2.	Identify all of the companies that you considered for purposes of benchmarking the named executive officers’ compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Also discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation. In addition, discuss to what degree a named executive officer’s total compensation comported with or deviated from the 75th percentile of comparable companies’ compensation; we note your disclosure on page 24 regarding your historic aim to award compensation at the 75th percentile, depending upon individual performance.
     Response:
     The Company respectfully submits that identifying all of the companies that the Company considered for purposes of benchmarking the named executive officers’ compensation is neither practical nor would it provide useful information to the Company’s stockholders and investors. In determining 2006 compensation for executive officers, the Company analyzed data derived from a number of large survey data providers — such as the Radford Executive Survey,

November 9, 2007

Mercer Telecom Survey, Thobe Communications Technology Benchmark and Wireless Surveys and Buck Consultants High Tech Executive Survey. These surveys are not compiled solely for Leap but rather are databases containing comparative compensation data and information for hundreds of other telecommunications and wireless companies. As a result, the information in these surveys does not permit the Company to benchmark executive compensation against certain or select companies included in these surveys and the companies against which the Company’s compensation is compared may vary by position.
     Accordingly, the Company does not believe that identifying the companies included in the surveys mentioned above is practical or even possible nor does the Company believe that doing so would provide any meaningful information to investors. The Company respectfully submits that the most meaningful conclusion to be drawn from the Company’s use of these surveys is not the actual names of the companies included in the databases — but rather the fact that the pool of senior executive talent from which the Company draws and against which it compares itself extends beyond the limited community of Leap’s immediate peer group and includes a wide range of other organizations in the telecommunications and wireless sectors outside Leap’s traditional competitors, which range is represented by such surveys. Even if listing the names of the companies in the surveys were possible, the Company respectfully submits that providing an extensive listing of the companies would only add to the length and complexity of the Company’s proxy statement.
     With respect to the use of the survey data, as described above, the Compensation Committee uses the survey data to assist the Compensation Committee and its advisors in setting base salary, target bonus amounts and long-term equity awards for its executives around the 75th percentile compared to Comparable Companies. With respect to 2006 compensation, the total compensation received by the Company’s named executive officers substantially comported with the 75th percentile of comparable companies’ compensation for similar positions. To the extent that total compensation for the Company’s named executive officers materially deviates from the 75th percentile in future fiscal years, the Company will provide appropriate disclosure in its proxy statement to discuss the reasons for such deviation.
Elements of Executive Compensation, page 25
3.	You state the types of performance measures the committee established for determining annual cash bonus compensation for the last fiscal year. Please also disclose the performance target and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that you may omit the targets under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target or threshold levels. Also clarify the particular performance targets and threshold levels that apply to each named executive officer.

November 9, 2007

Similarly address the undisclosed target levels that lead to accelerated vesting of long-term incentive compensation awards.
Response:
     2006 Performance Goals
     As the Company describes in the 2007 Proxy Statement, annual cash bonuses paid to the Company’s named executive officers under its 2006 Non-Sales Bonus Plan (the “2006 Bonus Plan”) were determined based on two performance measures: (i) a financial measure Leap calls adjusted ordinary income before depreciation and amortization (“OIBDA”), which Leap currently defines as consolidated operating income less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale of wireless licenses and operating assets; impairment of indefinite-lived intangible assets and related charges; and share-based compensation expense; and (ii) the number of net customer additions. Under the Company’s 2006 Bonus Plan, the performance targets to permit the Company’s officers receive 100% of their targeted bonus were: (i) $246,106,000 of adjusted OIBDA; and (ii) 659,025 net customer additions. These performance targets were the same for each of the Company’s named executive officers. For 2006, the threshold levels, below which no performance bonus would be paid, were (i) $221,495,400 of adjusted OIBDA; and (ii) 461,317 net customer additions.
     With respect to the Company’s long-term incentive awards, such awards are subject to accelerated performance-based vesting in increments ranging from 10% to 30% of the applicable award per year if the Company meets certain performance targets relating to (i) adjusted earnings before taxes, interest, depreciation and amortization (“EBITDA”); and (ii) net customer additions. For 2006, accelerated performance-based vesting resulted from (i) $264,000,000 of EBITDA; and (ii) 641,500 net customer additions. Under these targets, 19.3% of the shares underlying each award granted to the Company’s named executive officers vested on an accelerated basis, other than the awards held by Mr. Hutcheson, whose agreements provided for 20% performance-based vesting. For 2006, the threshold levels, below which no accelerated performance-based vesting would occur, were (i) $240,030,000 of EBITDA; and (ii) 448,250 net customer additions.
     Future Performance Goals
     With respect to performance goals for fiscal years after fiscal 2006, Leap has not previously disclosed and does not intend to disclose forward-looking targets established for fiscal 2007 or 2008 (or future years) for payment of annual bonuses or for accelerated vesting of long-term incentive compensation on two grounds.
     First, the Company does not understand the Commission’s proxy rules as generally requiring disclosure of performance goals or other compensation information for periods beginning after the end of the year to which the proxy statement otherwise relates. In that regard, the Company notes the Staff of the Commission has considered the specific question of

November 9, 2007

whether companies are “required to provide disclosures about programs, plans or practices that occurred outside the scope of the information contained in the tables and otherwise disclosed pursuant to Item 402 (including periods before and after the information contained in the tables and otherwise disclosed pursuant to Item 402)?” The Staff responded to this question by stating that “in certain cases, depending on a company’s particular circumstances, disclosure may be required as contemplated by Instruction 2 to Item 402(b) of Regulation S-K.” (Division of Corporation Finance, Interpretations of Item 402 — Executive Compensation, Question 3.02 Issued January 24, 2007)
     While the Staff’s response does not specify the “certain cases” or “particular circumstances” under which post year-end disclosure may be required, Instruction 2 to Item 402(b) does provide, by example, some indication of when that disclosure may be required. It notes that actions occurring after the end of the period to which the proxy statement relates for which disclosure may be required “might include, as examples only, the adoption of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Although the examples identified in Instruction 2 are not exhaustive, they clearly evidence that some special circumstances are necessary to mandate disclosure of post year-end compensation actions. Indeed, absent “special circumstances” or “particular relevance” tests, disclosure would extend to virtually all compensation actions for named executive officers (including routine salary adjustments and grants of stock options and restricted stock) that typically occur after year-end and before proxy statement issuance.
     The Company respectfully submits that the only applicable post year-end “particular relevance” actions are the determinations regarding the extent to which 2006 performance goals have been satisfied. As described above, in future filings, unless disclosure of specific performance goals would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will fully disclose these items in its future filings for annual performance-based bonuses and for the vesting of long-term incentive awards. In addition, the Company does not believe that there are any applicable “special circumstances” that require disclosure of 2007 performance goals or other post year-end compensation actions. The Company’s performance goals for 2007 annual performance-based bonus and long-term incentive compensation are of a nature and magnitude entirely consistent with prior years. Nor has the Company’s compensation committee taken any other compensation actions other than in the ordinary course of business and none that involve “special circumstances” justifying post year-end disclosure. Accordingly, the Company does not believe that there exist any actions of “particular relevance” or involving “special circumstances” that would require the Company to disclose 2007 performance goals or other post year-end compensation actions.
     Even if it were determined that disclosure of 2007 performance goals or other post-year end compensation actions was required, the Company respectfully submits that its specific adjusted OIBDA, adjusted EBITDA and customer growth operating targets represent confidential financial information, the disclosure of which would cause competitive harm to Leap.

November 9, 2007

     First, Leap transacts business in the highly competitive wireless telecommunications industry, and being required to disclose its operating income targets on a forward-looking basis would cause substantial economic harm to the competitive position of Leap and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984). The nature and magnitude of the likely harm to Leap’s competitive position that would result from public disclosure of such targets is linked to the competitive nature of the markets in which it competes. The wireless telecommunications industry (the industry in which Leap operates) is and will continue to be intensely competitive, with many companies engaged in the development and promotion of wireless telecommunications businesses and ventures. Leap believes that disclosure of the specific operating targets would provide its competitors with valuable insights into Leap’s business and growth strategies. While disclosure of the specific operating targets would result in significant damage to Leap and place Leap at a competitive disadvantage, the Company respectfully submits that it would provide no additional insight to investors. The specific operating targets represent commercial and financial terms. In Leap’s industry, or any industry, adjusted OIBDA, adjusted EBITDA and customer growth targets are valuable to competitors trying to ascertain Leap’s operating margins and market share goals for future periods. Such information is highly sought after by companies attempting to establish competitive prices and establish or expand their service offerings to match or surpass those of Leap. This importance is magnified by the fact that Leap’s services are generally quite similar to those of its competitors and it can be difficult for companies in the wireless telecommunications industry to distinguish themselves. Two ways in which wireless providers, like Leap, seek to distinguish themselves are through the prices they charge for their services and through the range of services they offer. The Company believes that public disclosure of Leap’s performance targets would place Leap at a competitive disadvantage because it would enable Leap’s competitors to alter their business strategies to take competitive advantage of Leap and to make use of the commercial and financial information of Leap in developing competitive product and service offerings and business strategies.
     Second, Leap submits that the disclosure of its internal adjusted OIBDA, adjusted EBITDA and customer targets is not necessary for protection of investors in light of the broad disclosure of Leap’s overall commercial and financial status provided in Leap’s public reports. While alerting investors to the general nature of Leap’s executive compensation practices may be material to their investment decisions, the precise performance targets are not. By disclosing information regarding the general nature of Leap’s performance incentives but not the specific targets, the Company respectfully submits that investors receive information material to them without also receiving commercially sensitive details that do not ultimately affect their investment decisions.
     Third, Leap believes that disclosure of such prospective information could be construed to fall outside safe harbor provisions in respect of forward looking information and subject Leap to liability where it otherwise would not be subject. The information that Leap proposes to maintain as confidential concerns prospective performance targets that it may or may not achieve. Public dissemination of these figures could send erroneous signals to investors and

November 9, 2007

prompt unwarranted and unwise reliance upon that information. Leap, in setting these targets, never intended such information to be provided to the public, nor to subject itself to liability in the event such targets are ultimately not achieved. To force Leap to disclose these targets would be unfair.
     Finally, Leap notes that it has previously sought and received confidential treatment of its adjusted EBITDA and customer growth targets for fiscal years 2006, 2007 and 2008 pursuant to the following requests for confidential treatment: request filed as of January 5, 2005 (with Form 8-K filed 1/11/05) (Order granted August 29, 2005, CF #16201); request filed as of December 31, 2004 (with Form 10-K filed 5/16/05) (Order granted August 29, 2005, CF #16963); request filed as of June 17, 2005 (with Form 8-K filed 6/23/05) (Order granted August 29, 2005, CF #16962); and request filed as of December 31, 2005 (with Form 10-K filed 3/27/2006) (Order granted May 11, 2006, CF #18248).
     In summary, to the extent the performance goals and targets for the current fiscal year have been set at the time of a future filing, Leap will make appropriate qualitative disclosure of such goals and targets in a manner consistent with the disclosure for 2006 for the 2007 Proxy Statement. In lieu of disclosing the actual operational targets for such current fiscal year, Leap will include appropriate disclosure in this section regarding the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.
4.	To the extent you have available information regarding performance goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.
     Response:
     Please see Leap’s response to Comment 3 above. To the extent the performance goals and targets for the current fiscal year have been set at the time of a future filing, Leap will make appropriate qualitative disclosure of such goals and targets in a manner consistent with the disclosure for 2006 included in the 2007 Proxy Statement. In lieu of disclosing the actual operational targets for such current fiscal year, Leap will include appropriate disclosure regarding the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.
5.	We note your discussion on page 26 regarding discretionary cash bonus awards by the committee. Discuss how the committee determined the particular named executive officers’ respective performances merited the awards. Also indicate whether there are any guidelines the committee has followed in exercising its discretion, and, if there are any, what those guidelines are.
     Response:
     With respect to the discretionary cash bonus awards made by the compensation committee, the Company notes the following disclosure it made in the 2007 Proxy Statement

November 9, 2007

under the caption “Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Performance Bonus”:
“In 2006, our Board authorized the payment of a discretionary bonus to Mr. Hutcheson of $100,000 in recognition of his performance. Mr. Luvisa was awarded a discretionary bonus of $200,000, of which $50,000 was payable in 2006, in recognition of his performance as our acting chief financial officer and as a retention incentive.”
In response to the Staff’s specific question, these discretionary bonus awards by the compensation committee were not necessarily based on the achievement of any predetermined criteria or guidelines but rather on the compensation committee’s more subjective assessment of the officers’ overall performance of their duties. Based on this assessment, the compensation committee determined that additional compensation was appropriate for these named executive officers for the reasons set forth above. In coming to this determination, the compensation committee did not follow any guidelines nor are there are such standing guidelines regarding the exercise of such discretion.
     In future filings, Leap will continue to discuss and will clarify how the compensation committee determined a particular named executive officer’s performance merited a discretionary cash bonus award and whether there are any guidelines the committee has followed in exercising its discretion and, if there are any, what those guidelines are.
6.	The summary compensation table on page 28 and other disclosure in compensation discussion and analysis show that Mr. Hutcheson’s compensation is significantly higher than the other named executive officers’ compensation. Please expand your disclosure in compensation discussion and analysis to explain the reasons for the significant differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 8732A.
     Response:
     As noted in the 2007 Proxy Statement under the caption “Compensation Discussion and Analysis — Procedures for Determining Compensation Awards,” the Company has historically attempted to set base salary, target bonus amounts and long-term equity awards for executives around the 75th percentile of comparable companies. The compensation levels of the Company’s named executive officers primarily reflect those that the market assigns to the varying roles and responsibilities of corporate executives. It is these market conditions — rather than differences in compensation policies — that have resulted in significant compensation differentials between the Company’s chief executive officer and its other named executive officers.
     In particular, the disparity in Mr. Hutcheson’s compensation relative to the other named executive officers reflects the fact that Leap has benchmarked Mr. Hutcheson’s total

November 9, 2007

compensation to approximately the 75th percentile of chief executive officers of the benchmarked groups of companies (discussed above in response to Comment 2), and not towards any internal pay equity standards. For 2006, Mr. Hutcheson’s compensation was also higher than that of the Company’s other named executive officers due to the fact that he received a $100,000 discretionary cash bonus for 2006 for exemplary performance. He was, however, not the only executive officer to receive such a bonus, as is described in the compensation discussion and analysis section of the 2007 Proxy Statement.
     The Company will, in future filings, note those differences and include a disclosure to the effect that market compensation levels for executive officers vary substantially based upon the roles and responsibilities of the individual officer and that this disparity has resulted in significant compensation differentials between the Company’s chief executive officer and its other named executive officers.
Severance and Change of Control Arrangements, page 36
7.	We note the various arrangements you have with the named executive officers and the various scenarios described in this section discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.
     Response:
     In future filings, Leap will include a discussion of how its various severance and change of control arrangements fit into its overall compensation objectives and affect the decisions the compensation committee makes regarding other elements. Leap will also provide an analysis explaining why the compensation committee structured the terms and payout levels of these arrangements as it did. Leap proposes that it will include disclosure similar to the following to address this comment:
“Please be advised that Leap provides for certain severance benefits in the event that an executive’s employment is involuntarily or constructively terminated. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary, bonus and health benefit continuation and with the intent of providing for a stable work environment. We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time following certain qualifying terminations. In addition to normal severance, Leap provides enhanced benefits in the event of a change in control as a means reinforcing and encouraging the continued attention and dedication of key executives of Leap to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control. We believe that the interests of

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stockholders will be best served if the interests of our senior management are aligned with them, and providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of stockholders.
“Leap extends severance, continuity and change-in-control benefits because they are essential to help Leap fulfill its objectives of attracting and retaining key managerial talent. These agreements are intended to be competitive within our industry and company size and to attract highly qualified individuals and encourage them to be retained by Leap. While these arrangements form an integral part of the total compensation provided to these individuals and are considered by the compensation committee when determining executive officer compensation, the decision to offer these benefits did not influence the compensation committee’s determinations concerning other direct compensation or benefit levels. The compensation committee has determined that such arrangements offer protection that is competitive within our industry and company size and to attract highly qualified individuals and encourage them to be retained by Leap. In making the decision to extend the benefits, the compensation committee relied on the assurances of its independent advisor that the programs are representative of market practice, both in terms of design and cost.”
8.	Concisely explain what “change in control,” “cause” and “good reason” mean for purposes of the arrangements described here.
     Response:
     In future filings, Leap will include descriptions of the definitions of “change in control,” “cause” and “good reason” for purposes of the executive employment, change in control and severance arrangements.
2006 Director Compensation, page 40
9.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in managements, discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
     Response:
     In future filings, Leap will disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in its financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.

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10.	For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
     Response:
     In future filings, Leap will disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R in accordance with Items 402(k)(2)(iii) and (iv) of Regulation S-K.
* * *
     I hope that the foregoing was helpful to you in your review of the 2007 Proxy Statement.
     As requested in the Staff’s letter, we hereby confirm on behalf of Leap that:
(a)	Leap is responsible for the adequacy and accuracy of its disclosure in the filing;

(b)	the comments of the Staff or changes made in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the filing; and

(c)	Leap may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the United States’ federal securities laws.
     If you have any additional questions regarding the foregoing, please feel free to contact me at (858) 882-6048.

Very truly yours,
/s/ Holly M. Bauer
Holly M. Bauer
of Latham & Watkins

cc:	S. Douglas Hutcheson Chief Executive Officer and President Leap Wireless International, Inc.

Robert Irving Senior Vice President and General Counsel Leap Wireless International, Inc.